SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One)

[X]       Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2002.

or

[   ]      Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934
For the transition period from  ___________ to __________ .

Commission file number: 0-21292 (Merchants and Manufacturers Bancorporation, Inc.)

A.         Full title of the plan and the address of the plan, if different from that of the issuer named below:

Merchants and Manufacturers Bancorporation 401(k) Salary Savings Plan

B.         Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

Merchants and Manufacturers Bancorporation, Inc.
19105 West Capitol Drive, Suite 200
Brookfield, WI 53045

TABLE OF CONTENTS

CONTENTS	PAGE
INDEPENDENT AUDITOR’S REPORT	1
FINANCIAL STATEMENTS Statements of net assets available for benefits Statement of changes in assets available for benefits Notes to financial statements	2 3 4
SUPPLEMENTAL SCHEDULES Schedule G, Part III - schedule of nonexempt transactions Schedule H, line 4i - schedule of assets (held at end of year)	9 10

INDEPENDENT AUDITOR’S REPORT

To the Plan Administrator
Merchants & Manufacturers Bancorporation
401(k) Salary Savings Plan
Milwaukee, Wisconsin

We have audited the accompanying statements of net assets available for benefits of Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan as of December 31, 2002 and 2001, and the statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Madison, Wisconsin                                                                   /s/ McGladrey & Pullen, LLP
June 18, 2003

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MERCHANTS & MANUFACTURERS BANCORPORATION

401(k) SALARY SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

ASSETS	2002	2001

Investments, at fair value
Common stock	$3,108,486	$2,651,099
Registered investment companies	2,758,463	3,502,633
Collective trust fund	1,413,000	808,030
Participant loans	175,271	184,346

Total investments	7,455,220	7,146,108

Cash	-	8,557

Total assets	7,455,220	7,154,665

LIABILITIES
Excess Contributions Payable	10,562	-

NET ASSETS AVAILABLE FOR BENEFITS	$7,444,658	$7,154,665

See Notes to Financial Statements.

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MERCHANTS & MANUFACTURERS BANCORPORATION

401(k) SALARY SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31, 2002

ADDITIONS
Investment income (loss):
Net depreciation in fair value of investments	$(602,416)
Interest and dividends	113,904

Total investment loss	(488,512)

Contributions:
Employer	327,084
Participants	529,023
Participant rollovers	57,826

913,933

Total additions	425,421

DEDUCTIONS
Distributions to participants	135,428

Net increase	289,993

Net assets available for benefits:
Beginning of year	7,154,665

End of year	$7,444,658

See Notes to Financial Statements.

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MERCHANTS & MANUFACTURERS BANCORPORATION

401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

Note 1.   Description of the Plan

The following description of the Merchants & Manufacturers Bancorporation 401(k) Salary Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all employees of Merchants & Manufacturers Bancorporation, Inc. and its subsidiaries (the Company) who have at least one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15 percent of pretax annual compensation as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company matches 100 percent of the first 1 percent of participant contributions. Additional amounts may be contributed at the option of the Company’s Board of Directors. A discretionary profit sharing contribution of 3 percent of participant compensation was approved by the Board of Directors and paid in 2002. Contributions are subject to certain limitations.

Participant Accounts: Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions, and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting: Participants are immediately vested in their voluntary contributions, the Company contributions and the actual earnings thereon.

Investment Options: Upon enrollment in the Plan, participants may direct the investment of their account balances into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options daily.

Participant Loans: Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50 percent of their vested account balance, whichever is less, for a maximum of 35 years. The loans are secured by the balance in the participant’s account and bear interest at rates that range from 4.25 percent to 9.5 percent, which are commensurate with local prevailing rates as determined by the plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions.

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MERCHANTS & MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

Note 1. Description of the Plan (continued)

Payment of Benefits: On termination of service due to death, disability, retirement, or termination, a participant may elect to receive an amount equal to the participant’s account balance as a lump-sum distribution or installment payments, or roll it over into another qualified retirement plan.

Note 2. Summary of Significant Accounting Policies

Use of Estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments:   Investments in collective trust funds are valued at the quoted price for purchase of redemption of the shares of participation in the trusts. The share price is determined by the sponsor of the collective trust based on quoted market values of the underlying assets of the trust. Investments in registered investment companies and common stock are valued at quoted market prices. Participant loans are valued at cost which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Payment of Benefits: Benefits are recorded when paid.

Administrative Expenses: All administrative expenses of the Plan are paid by the Company except for loan origination and maintenance fees.

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MERCHANTS & MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

Note 3. Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets as of December 31, 2003 and 2002.

	2002	2001

Investments at fair value as determined by quoted market price:

Merchants & Manufacturers Bancorporation Common Stock	$3,108,486	$2,651,099
John Hancock Stable Value Trust	1,413,000	808,030
John Hancock Core Equity Fund	711,043	919,865
Gabelli Asset Fund	702,301	821,441
John Hancock Small Cap Equity Fund	*	379,593
John Hancock Large Cap Equity Fund	*	408,169
Oppenheimer Quest Balanced Value Fund	500,053	574,164

* Investment does not exceed 5 percent of net assets.

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Common stock	$276,920
Registered investment companies	(900,209)
Collective trust fund	20,873

Net depreciation in fair value of investments	$(602,416)

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MERCHANTS & MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

Note 4. Change in Plan Custodian

In August 2002, the former custodian responsibility was transferred to Matrix Capital Bank to serve as custodian and recordkeeper of the Plan effective September 1, 2002. Investments held by the former custodian were transferred to the new custodian on August 31, 2002.

Note 5. Related Party Transactions

The Plan invests in common stock of the Company and certain Plan investments are shares of mutual funds managed by Bisys. Bisys is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Certain accounting and administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan. In addition, the Company pays certain outside administrative expenses of the Plan.

Note 6. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 7. Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated March 4, 1997, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

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MERCHANTS & MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

Note 8. Prohibited Transaction

During the 2002 plan year, the plan sponsor inadvertently failed to deposit approximately $1,500 of participant loan repayments within the required timeframe as stated by the United States Department of Labor. The United States Department of Labor considers the late deposit to be a prohibited transaction. The plan sponsor will file Form 5330 and pay the applicable excise tax. The excise tax payments will be made from the plan sponsor assets and not from assets of the Plan.

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MERCHANTS & MANUFACTURERS BANCORPORATION

401(k) SALARY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
___________________________________________________________________________________________

MERCHANTS & MANUFACTURERS BANCORPORATION
401(k) SALARY SAVINGS PLAN

SCHEDULE G, PART III - SCHEDULE OF NONEXEMPT TRANSACTIONS
Year Ended December 31, 2002

(c)
	(b)	Description of
	Relationship	Transactions Including			(f)	(g)	(h)
(a)	of Plan, Employer	Maturity Date, Rate of	(d)	(e)	Cost	Current	Net Gain
Identity of	or Other	Interest, Collateral,	Purchase	Selling	of	Value of	on Each
Party Involved	Party-In-Interest	Par or Maturity Value	Price	Price	Asset	Asset	Transaction

Merchants & Manufacturers Bancorporation	Plan Sponsor	Loan payment not remitted timely to the plan	$ 1,506	$ -	$ -	$ 1,506	$ -

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MERCHANTS & MANUFACTURERS BANCORPORATION
401(K) SALARY SAVINGS PLAN

SCHEDULE H, LINE 4I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

Description	Current Value
Common Stock: Merchants & Manufacturers Bancorporation *	$3,108,486

Collective Trust Fund: John Hancock Stable Value Trust *	1,413,000

Registered Investment Companies:
John Hancock Core Equity Fund *	711,043
John Hancock International Fund *	136,552
Gabelli Asset Fund	702,301
John Hancock Small Cap Equity Fund *	231,579
John Hancock Technology Fund *	30,567
Janus Advisor Cap Appreciation Fund	194,344
John Hancock Large Cap Equity Fund *	252,024
Oppenheimer Quest Balanced Value Fund	500,053

Participant Loans, with rates ranging from 5.5% to 9.5%, maturing through 2013	175,271

$7,455,220

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MERCHANTS AND MANUFACTURERS BANCORPORATION 401(k) SALARY SAVINGS PLAN

BY         /s/ John Krawczyk
       ______________________________________
          John Krawczyk, Trustee

July 3, 2003

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